Viceroy Exploration Ltd.
(an exploration stage company)

2006 Three Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The Interim Financial Statements of Viceroy Exploration Ltd. filed for the three months ended March 31, 2006 have not been reviewed by its auditor, PricewaterhouseCoopers LLP, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: May 8, 2006

“Robert V. Matthews”

Robert V. Matthews
Chairman
Audit Committee
Viceroy Exploration Ltd.

L E T T E R    T O    S H A R E H O L D E R S

May 8, 2006

It is a pleasure to update you on the activities of the Company for the quarter ended March 31, 2006.

A highlight of the period was the completion of a bought deal financing for 9,600,000 common shares at $6.25/share providing gross proceeds of CDN$60 million. This is an extremely significant financing for the Company as it allows us to continue to advance the project through feasibility and to a production decision.

During the quarter, we continued to have success from our drill program at Quebrada del Diablo. Results from the drilling at the Ptz. Blanco zone returned several high grade results which we will continue to follow-up. Once this drilling program is complete we plan to update the resource calculation, which should be late in the second quarter.

With respect to regional exploration, an aeromagnetic survey was carried out which provided additional data for the program and will be utilized as we plan our up-coming drilling campaign. We also commenced an access road to our Perdida regional target. This road should be completed by the end of May with drilling commencing soon thereafter.

On the development front, the feasibility study has commenced and the environmental permitting process is well advanced.

We are extremely pleased with our progress during the first quarter of 2006 and I look forward to updating you over the remainder of the year.

On behalf of the Board of Directors,

“Patrick G. Downey”

Patrick G. Downey
President and C.E.O.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis, prepared as of May 1, 2006, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at March 31, 2006 and the results of its operations and cash flows for the three-month period then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the Company’s December 2005 annual audited consolidated financial statements, including the notes thereto, which are prepared in accordance with generally accepted accounting principles in Canada.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF THE BUSINESS AND
SUMMARY OF RECENT ACTIVITIES

Viceroy Exploration Ltd (the “Company”) is a mineral exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three main zones of mineralization. A previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces Measured and Indicated and 0.6 million ounces Inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004.

In the 2006 first quarter, results of infill, step out and deep drilling at Gualcamayo intersected high grade zones which continue to be open on strike and to depth. As these results impact the then existing resource model, the new resource estimate and updated Preliminary Economic Assessment planned for the 2006 first quarter was delayed. These documents are presently expected to be completed and announced in the 2006 second quarter. The updated Preliminary Economic Assessment will include the three main zones of mineralization, being the expanded Quebrada del Diablo (“QDD”) resource and the Amelia Ines and Magdalena deposits. The previously announced Preliminary Economic Assessment in January 2005 includes only the QDD resource. Concurrently, technical, engineering and mine design studies continue in preparation for planned submission of the Environmental Impact Statement and completion of a feasibility study in the 2006 third quarter.

The regional exploration program within the Gualcamayo and adjacent Salamanca properties is continuing. In June 2005, the farm-out agreement on the Company’s Las Flechas property was continued for the second year. On May 1, 2006, the Company and Corex Gold Corp. (“Corex”) signed an agreement whereby Corex may acquire a 60% interest in the Company’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina. Pursuant to the terms of the agreement, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, the Company has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. The foregoing is subject to all requisite regulatory approvals. As the Company and Corex share a director in common, the agreement has been negotiated at arm’s length and has been approved by the independent directors of both companies.

At the Company’s annual meeting of shareholders held on April 28, 2006, the shareholders of the Company ratified a Shareholder Rights Plan which had been previously approved by the directors of the Company.

As at March 31, 2006, the Company has in excess of $78.4 million in cash, substantially all of which is available to advance the Gualcamayo project and the Company’s regional exploration programs.

During the three months ended March 31, 2006, the Company:

  in February, with a syndicate of underwriters, completed a $60 million bought deal financing consisting of 9,600,000 common shares, including an over-allotment of 3,200,000 shares, at a price of $6.25 per share;
  announced appointments of additional key senior personnel and the engineering consultants for the feasibility study;
  carried out definition, geotechnical and exploration drilling within the Gualcamayo project that included 46 holes covering 5,626 metres, certain of which were in progress at March 31 at which time there were three diamond drill and one reverse circulation rigs on site;
  continued technical engineering and geotechnical studies in connection with the updated Preliminary Economic Assessment, baseline study for the Environmental Impact Statement and concurrently began the feasibility study;
  advanced column leach testing, pad location and design, water, waste water/sewage and power supply studies;
  initiated a fines losses program to determine whether the true grade of the ore body is reflected in current drill results;
  continued to develop its community relations program and liaisons with provincial, municipal and local officials;
  began ground preparation to expand the camp by 60 persons to accommodate a total 160 persons;
  carried out a regional aeromagnetic survey on the Gualcamayo and Salamanca properties which, together with previously completed surface mapping and sampling, identified several drill targets;
  began construction of access roads to the fore-mentioned exploration areas for drilling which is planned for June 2006; a fifth rig (reverse circulation) has been scheduled for arrival in late May for regional exploration drilling; and
  substantially completed the new access road to the project.

RESULTS OF OPERATIONS

For the three months ended March 31, 2006 (the “2006 first quarter”) as compared to the three months ended March 31, 2005 (the “2005 first quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by investors for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2006 first quarter, the Company had a loss of $332,019 as compared to a loss of $1,303,708 for the 2005 first quarter. A significant component of operating expense in the 2005 first quarter is $1,092,697 of stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation. Stock-based compensation recorded in the 2006 first quarter was nil.

The Loss Before The Following in the 2006 first quarter is $728,629 as compared to $295,691 in the 2005 first quarter excluding stock-based compensation. The relative increase in spending is in line with the overall increase in project activity and includes an increase in cash compensation to existing personnel and an additional staff member at corporate headquarters. Included in professional fees expense in the 2006 first quarter are fees incurred in connection with an ongoing control certification support assignment, which began in the fall of 2005, to assist the Company in maintaining compliance with regulatory requirements. In the 2006 first quarter, completion of the $60 million bought deal financing occurred resulting in increased interest income; Company representatives attended three industry conferences in North America, making presentations at each.

Capitalized Exploration Expenditures:

In the 2006 first quarter, $4,830,960 was spent substantially all on the Gualcamayo property, including non-cash $428,490 stock-based compensation to project geologists and engineers. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, aeromagnetic survey, technical engineering and geotechnical studies and substantial completion of the access road to the site, as compared to $1,318,448 spent on the Gualcamayo property in the 2005 first quarter primarily continuing the second phase drill program and related activities. Included in cumulative deferred exploration expenditures at March 31, 2006 is $1,951,707 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the 2006 first quarter is $302,123 as compared to cash used in the 2005 first quarter of $349,491. The relative decrease is substantially a result of additional interest income resulting from the February 2006 financing applied against spending.

Cash used in investing activities in the 2006 first quarter of $3,377,467 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the 2005 first quarter, cash of $1,143,585 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the 2006 first quarter of $59,006,170 is comprised of the $56,637,142 net cash from the bought deal financing and $2,369,028 from the partial exercise of stock options and warrants as compared to $218,500 in the 2005 first quarter on the partial exercise of stock options and warrants. Deducted from the gross proceeds received on the bought deal financing was a $3,000,000 underwriters’ fee (5%) and $362,858 of expenses.

In summary, for the 2006 first quarter, total cash and cash equivalents increased by $55,326,580 to $78,442,839 as compared to a decrease in total cash and cash equivalents for the 2005 first quarter of $1,274,576 to $13,224,408.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each of the eight most recently completed quarters.

	Quarter Ended
	Mar 31,		Dec 31,		Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,
	2006		2005		2005		2005		2005		2004		2004		2004
	$		$		$		$		$		$		$		$

Capitalized
property
acquisition and
exploration costs	4,830,960	(2)	3,962,184	(3)	2,911,029	(4)	1,826,823	(4)	1,323,832	(4)	443,981	(4)	877,031	(4)	1,470,588	(4)
Revenue(1)	-		-		-		-		-		-		-		-
Loss from
operations	332,019		1,185,816	(5)	75,071		557,240		1,303,708	(6)	658,536	(7)	673,637	(8)	466,183	(9)
Basic and diluted
loss per share	0.01		0.03		0.00		0.02		0.04		0.02		0.02		0.02

(1)	the Company is in the exploration stage and has no revenues
(2)	includes $428,490 stock-based compensation
(3)	includes $214,019 stock-based compensation and $138,361 bonus shares
(4)	consists entirely of capitalized property exploration costs
(5)	includes $1,064,288 stock-based compensation
(6)	includes $1,092,697 stock-based compensation
(7)	includes $230,150 stock based compensation
(8)	includes $392,900 stock-based compensation
(9)	includes $162,920 stock-based compensation

The Company’s interim consolidated financial statements have been prepared in accordance with established standards in Canada for interim financial statements and all amounts are expressed in Canadian dollars unless otherwise indicated.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2006 as compared to as at December 31, 2005:

As at March 31, 2006, the Company has cash and cash equivalents of $78,442,839 as compared to cash and cash equivalents of $23,116,259 as at December 31, 2005, an increase of $55,326,580. The increase is a result of the February 2006 bought deal financing which netted the Company $56,637,142. Working capital at March 31, 2006 is $76,553,485, substantially all of which is available to advance the Gualcamayo project and the Company’s regional exploration programs.

As of the May 1, 2006 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX significantly exceeded the exercise prices of the Company’s outstanding warrants and stock options granted at March 31, 2006. If all outstanding warrants and options were exercised, a total 5,770,948 common shares would be issued for cash proceeds of $15,282,007. The outstanding warrants for 2,350,948 shares expire December 6, 2006 and would realize cash proceeds of $6,465,107. The outstanding stock options for 3,420,000 shares have a weighted average remaining contractual life of 3.62 years and would realize cash proceeds of $8,816,900.

The Company considers its existing funds to be sufficient in order to carry out planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next fifteen months. Development of the Gualcamayo project beyond feasibility will require additional equity or possible debt financing. Discussion has begun on funding alternatives. The Company continues to target the 2006 third quarter for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date funding has been raised in Canadian dollars. Included in cash and cash equivalents at March 31, 2006 is $1,033,486 and $288,955 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2005 are substantially unchanged as at May 1, 2006.

CONTRACTUAL OBLIGATIONS

In the 2006 first quarter and to May 1, 2006, the date of this document, the Company has not entered into any contractual obligations that are outside the ordinary course of its business.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2006, a total $158,625 in cash compensation pursuant to consulting service agreements was paid or payable to three of the Company’s officers or companies controlled by them. Two of the officers are also directors of the Company.

On May 1, 2006, the Company and Corex Gold Corp. (“Corex”) signed an agreement whereby Corex may acquire a 60% interest in the Company’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina. Pursuant to the terms of the agreement, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, the Company has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. The foregoing is subject to all requisite regulatory approvals. As the Company and Corex share a director in common, the agreement has been negotiated at arm’s length and has been approved by the independent directors of both companies.

CRITICAL ACCOUNTING ESTIMATES

Exploration property costs – The Company records its interest in exploration properties at cost. The cost of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. Management regularly reviews the net carrying value of each mineral property and where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the cost recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the chief executive officer and chief financial officer, are responsible for establishing and maintaining disclosure controls and procedures for the Company, and have designed such disclosure controls and procedures, or caused them to be designed under the supervision of management, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which the interim filings are being prepared.

DISCLOSURE OF SHARE DATA AS AT MAY 1, 2006

i.	shares authorized:

an unlimited number of common shares without par value
an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

ii.	shares issued and outstanding:

52,732,235 common shares with a recorded value of $104,940,705

iii.	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	20,000		2.46	July 13, 2006
	100,000		0.50	September 12, 2008
	580,000		1.25	December 3, 2008
	130,000		1.35	January 12, 2009
	150,000		1.25	February 19, 2009
	13,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	400,000		1.57	September 13, 2009
	797,000		2.46	January 31, 2010
	95,000		3.24	August 15, 2010
	395,000		3.55	November 16, 2010
	75,000		4.61	December 20, 2010
	255,000	(1)	5.10	January 6, 2011
	210,000	(2)	6.74	March 21, 2011
	30,000	(3)	8.06	April 28, 2011
	3,400,000

Warrants	2,329,948		2.75	December 6, 2006

	5,729,948

(1)	two options are subject to vesting as to a total 183,750 shares in equal portions over remaining three periods ending June 30, September 30 and December 31, 2006;
(2)	two options are subject to vesting as to a total 180,000 shares in equal portions over four periods ending June 30, September 30, December 31, 2006 and March 31, 2007;
(3)	the option is subject to vesting on July 12, 2006.

OTHER INFORMATION

(a)	SEDAR

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(b)	Annual Information Form:

The Company’s 2005 Annual Information Form is available for viewing on SEDAR at www.sedar.com.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)
	March 31,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	78,442,839	23,116,259
Prepaid expenses	107,669	143,884
	78,550,508	23,260,143
Exploration properties (note 2)	24,775,713	19,944,753

Furniture and equipment – corporate office	67,907	48,708
	103,394,128	43,253,604
Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,997,023	959,140

Shareholders’ Equity

Capital stock (52,661,235 common shares; December 31, 2005 –	104,820,455	45,116,078
42,033,043 common shares) (note 3 (a))

Stock options and brokers’ warrants (note 3 (d))	3,855,634	4,125,351

Deficit	(7,278,984)	(6,946,965)
	101,397,105	42,294,464
	103,394,128	43,253,604

Approved by the Board of Directors

“W. David Black”	“Robert V. Matthews”

Director	Director
W. David Black	Robert V. Matthews

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months
	Ended March 31,

	2006	2005
	$	$

Expenses
Stock-based compensation
Directors/officers/employees	-	761,241
Other consultants	-	331,456
	-	1,092,697

Salaries, benefits and officer consultants	423,286	167,718
Stock exchange/transfer agent/listing application	69,565	11,147
Professional fees	77,497	12,897
Shareholders’ communication	21,966	6,884
Amortization	7,539	4,000
Investor relations	53,164	48,796
Travel and lodging	4,935	-
Office and miscellaneous	70,677	44,249

Loss before the following	728,629	1,388,388

Interest income	(408,849)	(82,306)

Foreign exchange loss (gain)	12,239	(2,374)

Loss for the period	332,019	1,303,708

Deficit - Beginning of period	6,946,965	3,825,130

Deficit - End of period	7,278,984	5,128,838

Basic and diluted loss per share	0.01	0.04

Weighted average number of shares outstanding	47,345,177	35,524,752

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months
	Ended March 31,

	2006	2005
	$	$

Cash flows (used in) from operating activities
Loss for the period	(332,019)	(1,303,708)

Non-cash charges (note 4 (a))	7,539	1,096,697
Changes in non-cash working capital items (note 4 (b))	22,357	(142,480)

	(302,123)	(349,491)

Cash flows (used in) from investing activities
Exploration properties	(3,350,729)	(1,138,119)
Furniture and equipment – corporate office	(26,738)	(5,466)

	(3,377,467)	(1,143,585)

Cash flows from financing activities
Bought deal financing – net	56,637,142	-
Exercise of warrants and stock options	2,369,028	218,500

	59,006,170	218,500

Increase (decrease) in cash and cash equivalents	55,326,580	(1,274,576)

Cash and cash equivalents - Beginning of period	23,116,259	14,498,984

Cash and cash equivalents - End of period	78,442,839	13,224,408

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	78,442,839	13,224,408

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

1	Basis of preparation

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

2	Exploration Properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production is payable to the Province of San Juan.

	March 31, 2006

	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$
Property

Gualcamayo	5,298,770	18,603,432	23,902,202
Salamanca	260,187	108,368	368,555
Las Flechas	200,000	400	200,400
Evelina	200,000	3,551	203,551
La Brea/Las Carachas	100,000	1,005	101,005

	6,058,957	18,716,756	24,775,713

	December 31, 2005

	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$
Property

Gualcamayo	5,298,770	13,815,394	19,114,164
Salamanca	260,187	65,977	326,164
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005

	6,058,957	13,885,796	19,944,753

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a Toronto Stock Exchange listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009. In June 2005, the agreement was continued for the second year.

Gualcamayo property exploration expenditures are as follows:

	Three Months		Cumulative to
	Ended March 31,		March 31,

	2006	2005	2006
	$	$	$
Drilling	812,984	296,277	4,499,765
Geologists and engineers salaries/fees/travel/lodging	313,668	168,306	1,807,639
Stock-based compensation	428,490	-	642,509
Bonus shares	-	-	138,361
Field support	589,077	292,723	2,952,258
Assays	63,811	19,704	642,385
Aeromagnetic survey	136,813	-	136,813
EIS/property permits/cannon payments	373,893	12,171	865,593
Road maintenance/drill pads	173,345	243,678	1,227,925
Location administration/ office support	163,609	59,509	721,845
Vehicles/equipment/camp	113,452	49,045	679,588
Access road	537,711	-	1,228,195
Engineering studies	636,836	29,498	1,108,849
Argentine value added tax	444,349	147,537	1,951,707
	4,788,038	1,318,448	18,603,432

3	Capital stock a) Issued and outstanding – common shares

a) Issued and outstanding – common shares

	Three Months Ended
	March 31, 2006

	Number of	Amount
	shares	$

Balance – December 31, 2005	42,033,043	45,116,078
Bought deal financing, net of $3,000,000
underwriters’ fee and $362,858 expenses of issue	9,600,000	56,637,142
Exercise of private placement warrants	288,736	794,024
Exercise of brokers’ warrants	224,456	770,225
Exercise of stock options	515,000	1,502,986
Balance – March 31, 2006	52,661,235	104,820,455

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

b)	Warrants

	Three Months Ended
	March 31, 2006

		Weighted
		average
	Number of	exercise price
	shares	$

Balance – December 31, 2005	2,864,140	2.75
Exercise of private placement warrants	(288,736)	2.75
Exercise of brokers’ warrants	(224,456)	2.75
Balance – March 31, 2006	2,350,948	2.75

As at March 31, 2006, a total 2,350,948 warrants are outstanding from the December 6, 2004 financing, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $6,465,107, until December 6, 2006. The above-described outstanding warrants are comprised of 2,297,706 private placement warrants and 53,242 brokers’ warrants.

c)	Stock options:

	Three Months Ended
	March 31, 2006

		Weighted
		average
	Number of	exercise price
	shares	$

Balance - December 31, 2005	3,470,000	2.03
Granted to project geologists and engineers capitalized
to property exploration expenditures	465,000	5.84
Exercise of options by directors/officers/employees	(460,000)	1.81
Exercise of options by other consultants	(40,000)	1.39
Exercise of options by project geologists and
engineers	(15,000)	4.61
Balance – March 31, 2006	3,420,000	2.58

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

The following table summarizes information on stock options outstanding at March 31, 2006.

Range of		Weighted average	Weighted average
exercise prices	Number of	remaining	exercise price
$	shares	contractual life in years	$

0.50	100,000	2.45	0.50
1.25 – 1.35	1,073,000	2.78	1.27
1.57	400,000	3.45	1.57
2.46	817,000	3.70	2.46
3.24 – 3.55	490,000	4.36	3.49
4.61	75,000	4.72	4.61
5.10	255,000	4.77	5.10
6.74	210,000	4.97	6.74

	3,420,000	3.62	2.58

d)	Stock options and brokers’ warrants

	Three Months
	Ended March 31, 2006

	Number of	Amount
	shares	$

Balance – December 31, 2005	3,657,698	4,125,351

Stock-based compensation to project geologists and engineers
capitalized to property exploration expenditures	161,220	428,490
Exercise of stock-based compensation by
directors/officers/employees	(460,000)	(476,008)
Exercise of stock-based compensation by other consultants	(40,000)	(35,032)
Exercise of stock-based compensation by project geologists
and engineers capitalized to property exploration expenditures	(15,000)	(34,196)
Exercise of stock-based compensation by brokers’
commission warrants	(224,456)	(152,971)

Balance – March 31, 2006	3,079,462	3,855,634

As of March 31, 2006, four options for 393,780 shares are subject to vesting over various periods to March 31, 2007.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

Assumptions used in calculating the fair value of stock-based compensation (Black-Scholes pricing model) recorded in the three months ended March 31, 2006:

Stock options granted to
project geologists and
engineers capitalized to
property exploration
expenditures

Number of common shares	161,220
Grant price per share	$4.62 - $6.70
Exercise price per share	$4.61 - $6.74
Risk-free interest rate (percent)	3.84 - 4.22
Annual dividend per share	nil
Price volatility (percent)	52 - 54
Option life in years	5
Weighted average grant date fair value per share	$5.26

4	Supplemental cash flow information

	a)	Changes in non-cash charges:

	Three Months
	Ended March 31,

	2006	2005
	$	$
Amortization	7,539	4,000
Stock-based compensation	-	1,092,697
	7,539	1,096,697

b)	Changes in non-cash working capital items:

	Three Months
	Ended March 31,

	2006	2005
	$	$
Decrease (increase) in prepaid expenses	36,215	(72,979)
Decrease (increase) in accounts payable and accrued liabilities	(13,858)	(69,501)
	22,357	(142,480)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

5	Geographic segment information

Assets by geographic segment are as follows:

	March 31,	December 31,
	2006	2005
	$	$
Canada	78,278,612	22,633,525
Argentina	25,074,372	20,604,375
Caribbean	41,144	15,704
	103,394,128	43,253,604

6	Related party transactions

During the three months ended March 31, 2005, a total $158,625 in cash compensation pursuant to consulting service arrangements was paid or was payable to three of the Company’s officers or companies controlled by them. Two of the officers are also directors of the Company.

Refer also to the subsequent event (note 7)

7	Subsequent Event

On May 1, 2006, the Company and Corex Gold Corp. (“Corex”) signed an agreement whereby Corex may acquire a 60% interest in the Company’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina. Pursuant to the terms of the agreement, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, the Company has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. The foregoing is subject to all requisite regulatory approvals. As the Company and Corex share a director in common, the agreement has been negotiated at arm’s length and has been approved by the independent directors of both companies.

C O R P O R A T E D A T A

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
David Black	VYE - TSX	DuMoulin Black
Richard Colterjohn		595 Howe Street, 10th Floor
Eric Cunningham		Vancouver, BC V6C 2T5
Patrick Downey	CAPITALIZATION
Michael Halvorson	Issued: 52,732,235	REGISTRAR AND
Robert Matthews	Common Shares	TRANSFER AGENT
Ronald Netolitzky	(at May 1, 2006)	Computershare Trust
Company of Canada
OFFICERS	HEAD OFFICE	100 University Ave., 11th Floor
Ronald Netolitzky	700 West Pender Street, Suite 520	Toronto, Ontario M5J 2Y1
Chairman of the Board	Vancouver, BC V6C 1G8
	Tel: 604-669-4777	510 Burrard Street, 2nd Floor
Patrick Downey	Fax: 604-696-0212	Vancouver, BC V6C 3B9
President and CEO	www. viceroyexploration. corn
AUDITOR
John Fairchild, C.A.	SAN JUAN OFFICE	PricewaterhouseCoopers LLP
Chief Financial Officer	San Luis 235 Oeste	250 Howe Street, Suite 700
	(5400) San Juan, Argentina	Vancouver, BC V6C 3S7
Michele Jones	Tel: (011) 54-264-421-1573
Corporate Secretary	Fax: (011) 54-264-427-4136

General Disclaimer

Viceroy Exploration Ltd. ("Viceroy"), has taken all reasonable care in producing and publishing information contained in this report. Material in this report may still contain technical or other inaccuracies, omissions, or typographical errors, for which Viceroy assumes no responsibility. Viceroy does not warrant or make any representations regarding the use, validity, accuracy, timeliness, completeness or reliability of any claims, statements or information in this report. Under no circumstances, including, but not limited to, negligence, shall Viceroy be liable for any direct, indirect, special, incidental, consequential, or other damages, including but not limited to loss of profits, whether or not advised of the possibility of damage, arising from use, or inability to use, the material in this report. The information herein is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise, any information in this report, except for personal use, unless you have obtained our express permission.

The Toronto Stock Exchange has not reviewed the information in this report and does not accept responsibility for the adequacy or accuracy of it. Forward-Looking Statements This report contains forward-looking statements including, but not limited to, comments regarding predictions and projections. One can identify these forward-looking statements by use of words such as "expects", "plans", "anticipates", "intends" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements address future events and conditions and therefore involve inherent risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry as well as delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although Viceroy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This report may contain information about adjacent properties to those of Viceroy on which Viceroy has no right to explore or mine. The mining guidelines of the United States Securities and Exchange Commission (the "SEC") strictly prohibit information of this type in documents filed with the SEC. US investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on Viceroy's properties. This annual report may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This report uses the terms "measured resources", "indicated resources" and "inferred resources". Please be advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.